Global Cancer Technology, Inc.

16776 Bernardo Center Drive

Suite 203

San Diego, CA 92128

jclark@globalcancertechnology.com

December 14, 2018

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Cancer Technology, Inc. Offering Statement on Form 1-A/A File No. 024-10909 Request for Acceleration of Effective Date

Dear Ms. Ravitz:

Pursuant to Regulation A promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), Global Cancer Technology, Inc. (the “Company”) hereby requests qualification of the Company’s registration statement on Form 1-A on Wednesday, December 19, 2018, 9:00 a.m. EST, or as soon thereafter as practicable. We request that we be notified of such effectiveness by a telephone call or email to our legal counsel, Ronald N. Vance, at (801) 988-5862, ron@pearsonbutler.com. The Company hereby authorizes Mr. Vance to orally modify or withdraw this request for qualification.

This request for qualification will acknowledge that the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above offering statement. The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this acceleration request to Mr. Vance.

Sincerely,

/s/ John Clark
John Clark, CEO

cc:	Ronald N. Vance, Esq. Tom Jones, SEC